Exhibit 1.02

CONFLICT MINERALS REPORT OF LG DISPLAY CO., LTD.

FOR THE YEAR ENDED DECEMBER 31, 2013

Explanatory Note

This is the Conflict Minerals Report of LG Display Co., Ltd. for the year ended December 31, 2013 (this “Report”). In this Report, the terms “we,” “us” and “our” refer to LG Display Co., Ltd. and its consolidated subsidiaries. Capitalized terms in this Report that have not been expressly defined herein have the meanings assigned to them in Rule 13p-1 (“Rule 13p-1”) under the Exchange Act of 1934, as amended (the “Exchange Act”) and Form SD.

A company is required to file Form SD with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 if it manufactures, or contracts to manufacture, products for which certain specified minerals are necessary to the functionality or production of the products. These minerals consist of columbite-tantalite (also referred to as “coltan”), cassiterite and wolframite (and their derivatives tantalum, tin, and tungsten), and gold and are referred to as “conflict minerals” (also referred to as “3TG minerals” in this Report) regardless of the geographic origin of the minerals and whether or not they fund armed conflict. Under certain circumstances as set forth in Rule 13p-1, a company is further required to file a Conflict Minerals Report as an exhibit to Form SD.

This Report is also publicly available on our website at www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This document includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including (but not limited to) statements about expected future supplier diligence and engagement efforts, development of our systems supporting those efforts and participation in industry supply chain efforts. Many of the forward-looking statements contained in this document may be identified by the use of words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. These forward-looking statements are based on our expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These risks and uncertainties are difficult to predict accurately and may be beyond our control, and may include (but are not limited to) the following: regulatory changes and judicial developments relating to conflict minerals disclosure; changes in or developments related to our products or our supply chain; industry developments relating to supply chain diligence, disclosure and other practices; and cost considerations. Other risks and uncertainties relevant to our forward-looking statements are discussed in greater detail in our reports filed with the SEC. Forward-looking statements in this document speak only as of the date made, and we disclaim any obligation to update or revise these statements as a result of new developments or otherwise.

Company and Product Overview

We are a leading innovator of thin-film transistor liquid crystal display (“TFT-LCD”) technology and other display panel technologies, including organic light-emitting diode (“OLED”) technology. We manufacture and sell display panels in a broad range of sizes and specifications (collectively, “display products”) primarily to end-brand customers who incorporate our display panels as component parts in the manufacture and assembly of televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products. 3TG minerals are commonly used in electronic products in general, and we have determined that they are necessary to the functionality of our display products, which consist of thousands of component parts and raw materials.

For additional information about our business in general, please refer to our most recent annual report on Form 20-F for the year ended 2013 filed with the SEC on April 30, 2014.

Results of Reasonable Country of Origin Inquiry

As required under Rule 13p-1, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) with respect to 3TG minerals contained in our display products manufactured in 2013. We believe our RCOI was reasonably designed to determine whether any 3TG minerals contained in our display products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together, the “Covered Countries”) are from recycled or scrap sources.

Based on our RCOI, and as described further below, although we did not find any indication that the 3TG minerals necessary to the functionality of our display products originated from a Covered Country, we concluded that we had insufficient information to determine that there was no reason to believe that the 3TG minerals necessary to the functionality of our display products may have originated from a Covered Country or were not from recycled or scrap sources.

Source and Chain of Custody Due Diligence

Given the results of our RCOI, we engaged in additional due diligence on the source and chain of custody of the 3TG minerals necessary to the functionality of our display products. As further described below, our due diligence conformed in all material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition) and related Supplements (“OECD Guidance”) for downstream companies.

Company Management System

We formulated our conflict minerals policy (our “Policy”), which is to eliminate from our display products the use of 3TG minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. Our Policy is publicly available on our website at http://www.lgdisplay.com/lgdhp/eng/sustainability/dealIntro.dev and serves as a common reference point for all our suppliers and us internally. In furtherance of our Policy, we also encouraged our suppliers to formulate their own 3TG policies and through reasonable efforts identify all smelters and refiners that supply 3TG minerals in their supply chains. To encourage compliance with our Policy, we have also made the reporting center, including the cyber reporting center, of our Administrative Office of Ethics available to our employees, suppliers and other stakeholders to report any alleged violations of our Policy on a confidential basis.

Our senior management also established a 3TG minerals task force consisting of managerial level employees from our Purchasing Planning Team, Legal Department and Investor Relations Team along with outside consultants (the “Task Force”) to take the lead in implementing our Policy with our suppliers and us internally and conducting due diligence on our supply chain based on the OECD Guidance.

We conducted a supply chain survey by requesting that our suppliers of component parts and raw materials used in our display products (the “Covered Suppliers”) fill out the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”), an initiative founded by members of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. Further, we requested certifications from each Covered Supplier regarding the truthfulness of its CMRT responses.

In addition, the Task Force has engaged with senior management and working level personnel of our Covered Suppliers to educate them on our Policy and how to fill out the CMRT. The Task Force also assigned roles and responsibilities to relevant internal teams and departments to implement our Policy and monitor 3TG minerals in our supply chain.

Supply Chain Risk Identification and Assessment

Based on the CMRT responses of the Covered Suppliers, which were provided at a company level, we identified smelters and refiners that they listed as sources for the 3TG minerals contained in the component parts and raw materials they supply in general. We further checked whether any of these smelters or refiners were located in or near Covered Countries or areas suspected of transporting or sourcing 3TG minerals from Covered Countries. However, we were unable to identify a large number of the smelters and refiners listed by our Covered Suppliers. Of those smelters and refiners that we were able to identify, a large number of them were not independently audited under CFSI’s Conflict-Free Smelter Program (“CFSP”). Based on these initial results, we identified two areas of risk: (1) the reliability of the CMRT responses; and (2) smelters and refiners that were not independently audited under CFSP.

We assessed the risk associated with each Covered Supplier and categorized the supplier into one of the following three categories:

•	No Risk: Supplier either (i) reported no 3TG minerals are contained in component parts or raw materials they supply or (ii) reported 3TG minerals are contained in component parts or raw materials they supply but those 3TG minerals are only sourced from CFSP compliant smelters and refiners, and supplier confirmed the origin of its 3TG minerals.

•	Low Risk: Supplier reported that it sources 3TG minerals contained in component parts or raw materials they supply from CFSP compliant smelters but were unable to confirm the origin of its 3TG minerals.

•	High Risk: Supplier sources 3TG minerals contained in component parts or raw materials they supply from smelters and refiners that were not independently audited under CFSP or has listed smelters or refiners that we have been unable to identify.

Response Strategy to Identified Risk

To address the identified risks, we selected a number of suppliers in the High Risk category (the “Selected Suppliers”) for additional diligence. In selecting these suppliers, we also took into consideration the importance to our display products of the component part or raw material supplied by the supplier, whether the supplier had a 3TG minerals policy of its own and the geographic location of the supplier and the smelters and refiners the supplier identified.

We engaged in additional training and education with the Selected Suppliers on how to properly fill out the CMRT and further reviewed their responses. In the course of this further diligence with the Selected Suppliers, we did not find any indication that the 3TG minerals contained in our display products originated from a Covered Country.

Third-party Independent Audit of Supply Chain

In addition to these due diligence efforts, we requested that in the future, the suppliers we identified as High Risk source the 3TG minerals contained in component parts or raw materials they sell to us from CFSP compliant smelters and refiners. As permitted under Rule 13p-1, we were not required to obtain an independent third audit of our own supply chain. If required in the future, we will do so in the manner required by Rule 13p-1. Furthermore, we will continue to support private and public efforts to encourage conflict-free sourcing of 3TG minerals.

Results of Source and Chain of Custody Due Diligence

Over half of our Covered Suppliers responded in the CMRT that 3TG minerals were contained in the component parts or raw materials they supply in general and listed a total of approximately 500 entities as smelters or refiners from which those 3TG minerals were sourced. As a downstream company, there are many steps in the supply chain separating us from the mines, smelters and refiners that source the 3TG minerals contained in our display products. As a result of our position in the supply chain, we have to rely on the responses of our Covered Suppliers, who in turn have to rely on the responses of their successive suppliers to identify the mines, smelters and refiners that source the 3TG minerals. Despite our efforts to educate our Covered Suppliers on how to fill out the CMRT and our further engagement with Selected Suppliers, we faced many challenges in identifying the smelters and refiners listed by our Covered Suppliers in their CMRT responses, because either we could not locate or otherwise verify the listed entity or the listed entity was located but was found not to be a smelter or refiner due to inconsistent information.

Of the entities we were able to confirm as smelters or refiners, some were independently audited under the CFSP and designated as “compliant”, and a small number were progressing towards completion of an independent audit under the CFSP and designated as “active”. The remaining smelters or refiners were not independently audited under the CFSP, and our Covered Suppliers were unable to identify the mine or country of origin of the 3TG minerals sourced from those entities. They did not, however, identify any smelters or refiners that were located in or sourced from a Covered Country. These smelters and refiners were located in Brazil, China, Indonesia, Japan, Korea and the United States.

In addition, as noted above, all of the Covered Suppliers responded to the CMRT at a company level, rather than for specific products they supply to us, a permitted option under the CMRT. As a result, no Covered Supplier identified any particular smelters or refiners that processed 3TG minerals actually contained in a particular component part or raw material supplied to us. Therefore, we are unable to trace the chain of custody of 3TG minerals contained in our display products manufactured in 2013 to particular component parts or raw materials contained in those products and further up the supply chain to a specific smelter or, in turn, to the country or mine of origin.

Accordingly, based on our source and chain of custody due diligence, we concluded that the 3TG minerals necessary to the functionality of our display products were DRC conflict undeterminable for the year ended December 31, 2013. While we arrived at this conclusion largely due to the inconsistent information provided by our Covered Suppliers in their CMRT responses, which made it difficult to determine the source of origin of the 3TG minerals in our display products, we intend to continue engaging our Covered Suppliers to improve the reliability of their CMRT responses for future reporting periods so that we can make such determination. As a responsible corporate citizen, we intend to continue information sharing and collaborate efforts with governmental and non-governmental entities and academia to eliminate from our display products the use of 3TG minerals that directly or indirectly finance or benefit armed groups in the Covered Countries.